Mail Stop 4561

November 1, 2007

By U.S. Mail and facsimile to (414) 423-2291.

Henry Karbiner Jr.
President, CEO and CFO
Tri City Bancshares Corporation
6400 South 27th Street
Oak Creek, WI 53154

  Re: Tri City Bancshares Corporation
    Form 10-K for Fiscal Year Ended December 31, 2006
    Filed March 16, 2007
    File No. 000-09785

Dear Mr. Karbiner:

  We have reviewed your response dated October 17, 2007 and have the following additional comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
ur review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In your response to our comment letter dated September 19, 2007, you indicated in the introductory paragraph that you are required to provide the revised disclosures in your next Form 10-K filing. However, in our prior comment letter we requested that you add these disclosures to your next filing beginning with your next Form 10-Q. Therefore, please include these disclosures in your Form 10-Q for the period ended September 30, 2007.

<u>Note 6 – Mortgage Servicing Rights, page 50</u>

2. We note your response and draft disclosure provided in response to comment 3 of our letter dated September 19, 2007. You state in the draft disclosure that it is not practical to perform a fair market valuation because any difference from the carrying value would be immaterial. Please clarify your disclosure to state if you are able to calculate the fair value of the mortgage servicing rights to determine if an impairment of these rights exists. If you calculate the fair value, please revise to include the weighted average repayment rates and interest rate used to calculate the fair value of the mortgage servicing rights. Refer to paragraph 17(g) of SFAS 140. If you are not able to calculate the fair value of your mortgage servicing rights, please revise to disclose how you determined that carrying value approximates fair value.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Matthew Komar at (202) 551-3781 or me at (202) 551-3463 if you have questions.

Sincerely,

Rebekah Blakeley Moore
Senior Accountant